UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   February 28, 2007

Sorell, Inc.

_____
(Exact name of registrant as specified in its charter)

Nevada

_____
(State or other jurisdiction of incorporation)

0-27675	86-0914695
(Commission File Number)	(IRS Employer Identification No.)

Buk-ri 35, Nama-Myun, Yongin City, South Korea
_____
(Address of principal executive offices)   (Zip Code)

82-31-329-8700
Registrant's telephone number, including area code:

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-2 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.01. COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On February 28, 2007, shareholders of Tojen, Ltd. acquired 75,000,000 of the issued and outstanding shares of the Registrant, Sorell, Inc., representing approximately 83.1% of the issued and outstanding common stock. Shareholders of Sorell, Inc. cancelled 21,305,000 shares as part of the acquisition. Subsequent to the acquisition, the Registrant intends to change its name to Tojen Holdings, Ltd. to reflect the primary brand name and business of Tojen, Ltd. ("Tojen").

Effective February 28, 2007, the Registrant and Tojen entered into a Reorganization and Stock Purchase Agreement (the "Agreement") whereby the Registrant acquired all of the outstanding shares of Tojen in exchange for 75,000,000 of the Registrant's newly issued shares of common stock (the "Share Exchange"). As a result, Tojen became a subsidiary of the Registrant's. Simultaneously, the Registrant entered into an Assignment and Assumption Agreement with Bon Kwan Koo pursuant to which Mr. Koo assumed the obligations of S-Cam Co., Ltd., the Company's previous operating subsidiary.

In evaluating Tojen as a candidate for the proposed acquisition, the Registrant used criteria such as Tojen's business strategy in the telecommunications industry (as set forth more fully below under "Business") and other anticipated operations, and Tojen and its principal's business name and reputation.

Following the Share Exchange, the Registrant intends to continue Tojen's historical businesses and proposed businesses as set forth more fully immediately below. The historical business and operations of the Registrant shall no longer be continued.

BUSINESS

Executive Summary

Tojen Holdings ('Tojen') was formed in February 2005 and is now a rapidly emerging player in the multi-billion dollar telecommunications industry. Tojen Holdings has four wholly owned companies, Tojen Telecom Ltd, Electrex Ltd, Tojen Portfolios LLC and A-1 Portfolios.

Tojen Telecom Ltd was established as a telecommunications distribution network to take advantage of the worldwide surplus of state-of-the-art mobile telephones, telephone accessories and electronic commodities in Europe and Asia. In a carefully formulated strategy, Electrex Ltd was then used to create a vertical market to guarantee supply and minimize corporate overhead and management time, dealing in logistics and support division, supplying hardware to the dealer network and call centers throughout the U.K.

In the first instance, Tojen identified a significantly under-served segment of the telecommunications distribution market due to the inherent miscalculation of major networks and manufacturers of standard supply and demand market requirements. It started operations as a market maker and provider of telecommunications products, principally mobile handsets from Nokia, Sony, Ericcson and Motorola. Tojen and its wholly owned companies Tojen Telecom and Electrex Midlands Limited were created to form a secondary trading platform to create cash liquidity and further product flow between the supplier and customer due to market surpluses.

Tojen has enjoyed rapid growth due to the reputation, depth of experience and contact base of its management team in the telecommunications sector both in Europe and the Middle East. The distribution of the product is with known customers and the procedures have been carefully structured to ensure the most efficient operations at all levels including warehousing and freight forwarding with delivery direct to retail outlets worldwide. The strict due diligence and accounting procedures to eliminate credit risk has yielded a proven supplier and customer base that is currently on track to generate US $389 million of sales p.a. (based on current activity) with a projected 20% growth in the period to June 2007.

Industry Overview

The mobile telecoms industry is moving into the maturity phase of the industry life cycle: market penetration rates are at 78% and average revenue per user (ARPU) has been flat for three years. While customer and financial data show the shift from growth to maturity, many of the industry's working practices have not changed since the years of rapid growth. In the distribution channel, this has resulted in a conflict between mobile operators' new business efficiency imperatives and retail resellers' objectives tied to customer acquisition. To resolve the conflict, mobile operators need to define, negotiate, and implement a new approach to retail distribution. Tojen seeks to focus on a strategy to meet changing market and regulatory conditions with the objective of maximizing shareholder value.

Future Diversification

With the substantial growth and success of the telecommunications distribution business, a secondary focus is being developed to extend and diversify the revenue base into other high value, high quality goods. Two further companies have been created, Tojen Portfolios LLC in Florida and A1 Portfolios Ltd in the UK to accommodate two new agreements. The first is for the exclusive distribution rights of the finest cigars out of the Dominican Republic (worldwide except the USA) and the second is for the distribution rights of branded motorcycles and apparel (throughout Europe).

Tojen is implementing a growth strategy based on its core business of supply and distribution of mobile phones, accessories and connections in the U.K.. Management believes that the Company is able to offer the highest quality customer service, along with extremely competitive pricing. Existing partnerships allow the company to give a complete communication solution to trade and domestic consumers alike. With an aggressive growth strategy, improving industry backdrop, first rate alliances, solid margins, myriad of significant profit streams, outstanding business and revenue model, diligent business plan, aggressive marketing strategy, virtual worldwide penetration and an extremely capable experienced management team, management believes that the Company represents a compelling risk/reward situation in its niche specialized segments of the telecommunications solutions arena.

ITEM 3.02 UNREGISTERED SALES OF EQUITY SECURITIES

Effective February 28, 2007, in accordance with the Reorganization Agreement, the Registrant issued 75,000,000 of the Registrant's newly issued restricted shares of common stock to the prior shareholders of Tojen, all of whom were located in the United Kingdom. This issuance was completed in accordance with Regulation S promulgated under the Securities Act of 1933.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial statements of business acquired

The financial statements of Tojen, Ltd. for the two fiscal years ended December 31, 2006 and December 31, 2005 will be included by amendment.

(b) Pro forma financial information

The Registrant's pro forma consolidated financial statements for the twelve months ended December 31, 2006 will be included by amendment.

(d)   Exhibits

10.1 Reorganization and Stock Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

SORELL, INC.

/s/ Bon Kwan Koo

Chief Executive Officer

Date: March 5, 2007

EXHIBIT 10.1

REORGANIZATION AND STOCK PURCHASE AGREEMENT

This REORGANIZATION AND STOCK PURCHASE AGREEMENT dated as of February 28, 2007 (this "Agreement") is by and between Sorell, Inc., a Nevada corporation ("Sorell"), and Tojen. Ltd., a company incorporated pursuant to the laws of England and Wales ("Tojen").

RECITALS

A: WHEREAS, Sorell desires to acquire directly or indirectly 100% of the equity of Tojen;

B: WHEREAS, the parties hereto intend that the transaction contemplated hereby shall be completed as a tax-free exchange of stock.

NOW, THEREFORE, the respective Boards of Directors of Sorell and Tojen deem it advisable and in the best interests of their corporations and the respective shareholders of their corporations that Sorell acquire 100% of the securities of Tojen, in accordance with the terms and conditions of this Reorganization and Stock Purchase Agreement.

1. Pre-Closing Actions of Sorell. Immediately upon execution of this Agreement and prior to any Closing as set forth herein, Sorell shall undertake the following actions:

   (a) The Board of Directors of Sorell shall unanimously approve and deliver to Cutler Law Group (the "Escrow Agent") in escrow (the "Escrow") resolutions with respect to (a) approving all of the transactions set forth herein; (b) directing the size of the Board of Directors to be two (2) members; (c) electing Tom Adams (Chairman) and Mark Cockshutt to the board of directors of Sorell designated by Tojen, (d) appointing Tom Adams as Chief Executive Officer of Sorell and Mark Cockshutt as Chief Operation Officer of Sorell; and (d) approving a name change of the corporation to "Tojen Holdings, Inc." (the "Sorell Board Resolutions").

   (b) Sorell shall deliver or cause to be delivered to Escrow a total of 75,000,000 shares of Sorell for delivery to shareholders or other designees of Tojen as advised to Escrow prior to closing (the "Escrowed Sorell Shares").

   (c) Sorell shall use its reasonable best efforts to prepare and complete the documents necessary to be filed with local, state and federal authorities to consummate the transactions contemplated hereby.

   (d) During the Due Diligence Period, Sorell shall make available to Tojen and Tojen's employees, attorneys, accountants, financial advisors, agents and representatives during normal business hours all information concerning the operation, business and prospects of Sorell as may be reasonably requested by Tojen. Sorell will cooperate with Tojen for the purpose of permitting Tojen to discuss Sorell's business and prospects with customers, creditors, suppliers and other persons having business dealings with such party, including without limitation providing access to all employees, consultants, assets, properties, books, accounts, records, tax returns, contracts and other documents of Sorell, provided that such access will not materially interfere with the normal business operations of Sorell.

2. Pre-Closing Action of Tojen. Immediately upon execution of this Agreement and prior to the Closing as set forth herein, Tojen shall undertake the following actions:

(a) The Board of Directors of Tojen shall execute and deliver resolutions unanimously approving all of the transactions set forth herein.

(b) The shareholders of Tojen shall deliver to Cutler Law Group in escrow certificates representing 200 shares of common stock of Tojen (the "Escrowed Tojen Shares"), representing 100% of the issued and outstanding equity of Tojen, for delivery to Sorell at Closing.

(c) During the Due Diligence Period, Tojen shall make available to Sorell and Sorell's employees, attorneys, accountants, financial advisors, agents and representatives during normal business hours all information concerning the operation, business and prospects of Tojen as may be reasonably requested by Sorell. Tojen will cooperate with Sorell for the purpose of permitting Sorell to discuss Tojen's business and prospects with customers, creditors, suppliers and other persons having business dealings with such party, including without limitation providing access to all employees, consultants, assets, properties, books, accounts, records, tax returns, contracts and other documents of Tojen, provided that such access will not materially interfere with the normal business operations of Tojen.

3. Conditions to Closing

The parties' obligation to close the proposed Acquisition will be subject to specified conditions precedent including, but not limited to, the following:

(a) the representations and warranties of Sorell as set forth in Section 6 herein shall remain true and correct as of the Closing Date and no material adverse change to the financial condition of Sorell shall have occurred;

(b) the representations and warranties of Tojen as set forth in Section 7 herein shall remain true and correct as of the Closing Date and no material adverse change in the business or financial condition of Tojen shall have occurred;

(c) all the documents necessary to be filed with local, state and federal authorities (including the Securities and Exchange Commission) are prepared, and to the extent applicable, filed.

(d) Sorell shall have provided the board resolutions and any other approval required to complete the board election; and board resolutions approving the name change;

(e) Sorell shall retain its good standing as a publicly traded company under the Securities Exchange Act of 1934, trading on the over-the-counter bulletin board under the symbol "SLLI.OB";

(f) Sorell shall have prepared and delivered to Tojen within sixty days of Closing audited and unaudited financial statements which if filed at the time received would be complete and compliant with Regulation S-X, Section 310, sufficient for the combined entities to file any and all filings required by the US Securities and Exchange Commission (the "Sorell Financial Statements");

(g) Tojen shall have prepared and delivered to Sorell within sixty days of closing audited and unaudited financial statements which if filed at the time received would be complete and compliant with Regulation S-X, Section 310, sufficient for the combined entities to file any and all filings required by the US Securities and Exchange Commission (the "Tojen Financial Statements");

(h)   Sorell shall have completed an Assignment and Assumption Agreement with Bon Kwan Koo pursuant to which it shall have divested itself of any and all assets and/or obligations of S-Cam Co., Ltd., its prior subsidiary (the "Spin-off")[note: I think that this needs to be done simultaneous with the closing; otherwise, Sorrel would be a "shell" at the closing; let me know you thoughts.]

(i)   On or prior to Closing, Sorell shall have completed the conversion of $2,000,000 original principal amount of Convertible Debentures (the "Convertible Debentures") into a total of 4,000,000 shares of common stock, and except with respect to certain warrants outstanding (described in more detail below), there shall be no further obligations to the holders of such Convertible Debentures.

4.

(a)   At the Closing, Cutler Law Group shall release from escrow the Sorell Board Resolutions effectuating the election of members designated by Tojen to the Sorell Board of Directors. The members of the Board of Directors of Sorell prior to Closing shall submit resignations at Closing.

(b)   At the Closing, Cutler Law Group shall release the Escrowed Sorell Shares to the shareholders or designees of Tojen.

(c)   At the Closing, Cutler Law Group shall release the Escrowed Tojen Shares to Sorell.

(d)   At the Closing, the existing officers of Sorell shall resign and be replaced by those officers appointed by the new Board of Directors.

5. Timing of Closing. The closing of the transactions contemplated by this Agreement ((the "Closing") shall occur upon the satisfaction of the conditions set forth in this Agreement and upon instructions from the parties hereto to the Escrow Agent. The closing date shall occur on February 28, 2007 in the event such conditions are met, unless the Escrow Agent receives instructions otherwise from the parties or notice from a party that the conditions set forth herein have not occurred (the "Closing Date"). Unless otherwise advised in writing by the parties, in the event the Closing does not occur on or before March 31, 2007, (i) the Escrow Agent shall return the Escrowed Sorell Shares and the Sorell Board Resolutions to Sorell; and (ii) the Escrow Agent shall return the Escrowed Tojen Shares to the shareholders of Tojen.

6. Representations of Sorell and S-Cam Co., Ltd (the "Subsidiary"). Each of Sorell and the Subsidiary, jointly and severally, represents and warrants as follows:

(a) *Ownership of Shares.* As of the Closing Date, the shareholders of Tojen will become the owners of the Escrowed Sorell Shares. The Escrowed Sorell Shares will be free from claims, liens or other encumbrances, except as provided under applicable federal and state securities laws;

(b) *Fully paid and Nonassessable.* The Escrowed Sorell Shares constitute duly and validly issued shares of Sorell, and are fully paid and nonassessable, and Sorell further represents that it has the power and the authority to execute this Agreement and to perform the obligations contemplated hereby;

(c) *Organization of Sorell; Authorization.* Sorell is a corporation duly organized, validly existing and in good standing under the laws of Nevada with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of Sorell and this Agreement constitutes a valid and binding obligation of Sorell; enforceable against it in accordance with its terms. Subsequent to the Spin-off, Sorell has no subsidiaries.

(d) *Capitalization.* The authorized capital stock of Sorell consists of 100,000,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock. As of the Closing Date, Sorell will have a total of no more than 15,163,877 shares of common stock issued and outstanding (including the issuance of common stock in connection with the conversion of the Convertible Debt) and no shares of preferred stock issued and outstanding. As of the Closing Date, all of the issued and outstanding shares of common stock of Sorell are validly issued, fully paid and non-assessable. Except for 4,000,000 warrants to purchase shares at an exercise price of $0.75 per share held by the holders of the Convertible Debentures and 800,000 warrants to purchase shares at an exercise price of $0.50 per share held by the placement agent for the Convertible Debentures, there is not and as of the Closing Date, there will not be outstanding any warrants, options or other agreements on the part of Sorell obligating Sorell to issue any additional shares of common or preferred stock or any of its securities of any kind. Sorell will not issue any shares of capital stock from the date of this Agreement through the Closing Date. The Common Stock of Sorell is presently trading on the over-the-counter bulletin board maintained by Nasdaq under the symbol "SLLI.OB".

Ownership of Sorell Shares. The delivery of certificates provided herein for the Escrowed Sorell Shares will result in the shareholders of Tojen immediate acquisition of record and beneficial ownership of the Escrowed Sorell Shares, free and clear of all encumbrances.

(e) *No Conflict as to Sorell and its Subsidiary.* Neither the execution and delivery of this Agreement nor the consummation of the exchange of the Sorell Shares will (a) violate any provision of the certificate of incorporation or by-laws (or other governing instrument) of Sorell or (b) violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any encumbrance upon any property or assets of Sorell under, any material agreement or commitment to which Sorell is a party or by which its property or assets is bound, or to which any of the property or assets of Sorell is subject, or (c) violate any statute or law or any judgment, decree, order, regulation or rule of Governmental Body applicable to Sorell except, in the case of violations, conflicts, defaults, terminations, accelerations or encumbrances described in clause (b) of this Section for such matters which are not likely to have a material adverse effect on the business or financial condition of Sorell. The term "Governmental Body" shall mean any government, municipality or political subdivision thereof, whether federal, state, local or foreign, or any governmental or quasi-governmental agency, authority, board, bureau, commission, department, instrumentality or public body, or any court, arbitrator, administrative tribunal or public utility.

(g) *Consents and Approvals of Governmental Authorities.* Except for the filing of a Form 8-K with the Securities and Exchange Commission and a Form 8-K/A (filed within 71 days which will include the financials and pro-forma financials of each of Sorell and Tojen), no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required to be made or obtained by Sorell in connection with the execution, delivery and performance of this Agreement by Sorell or the consummation of the sale of the Escrowed Sorell Shares.

(h) *Other Consents*. Except for consents from the holders of the Escrowed Sorell Shares, no consent of any Person is required to be obtained by Sorell to the execution, delivery and performance of this Agreement or the consummation of the sale of the Sorell Shares, including, but not limited to, consents from parties to leases or other agreements or commitments, except for any consent which the failure to obtain would not be likely to have a material adverse effect on the business and financial condition of Sorell.

(i) *Litigation.* There is no action, suit, inquiry, proceeding or investigation by or before any Governmental body pending or threatened in writing against or involving Sorell, or which questions or challenges the validity of this Agreement. Sorell is not subject to any judgment, order or decree that is likely to have a material adverse effect on the business or financial condition of Sorell.

(j)

1. suffered damage or destruction of any of its properties or assets (whether or not covered by insurance) which is materially adverse to the financial condition of Sorell, or made any disposition of any of its material properties or assets other than in the ordinary course of business;

2. made any change or amendment in its certificate of incorporation or by-laws, or other governing instruments, except as contemplated hereby or required to effect the transactions set forth herein;

3. other than the Sorell Escrowed Shares or other than the total issued and outstanding shares set forth in paragraph 6(d) hereto, issued or sold any equity securities or other securities, acquired, directly or indirectly, by redemption or otherwise, any such securities, reclassified, split-up or otherwise changed any such security, or granted or entered into any options, warrants, calls or commitments of any kind with respect thereto;

4. organized any new subsidiary or acquired any securities of any Person or any equity or ownership interest in any business;

5. borrowed any funds or incurred, or assumed or become subject to, whether directly or by way of guarantee or otherwise, any obligation or liability with respect to any such indebtedness for borrowed money;

6. paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than the Spin-off or otherwise in the ordinary course of business;

7. prepaid any material obligation having a maturity of more than 90 days from the date such obligation was issued or incurred;

8. cancelled any material debts or waived any material claims or rights, except for the Spin-off or otherwise in the ordinary course of business;

9. disposed of or permitted to lapse any rights to the use of any material patent or registered trademark or copyright or other intellectual property owned or used by it;

9. granted any general increase in the compensation of officers or employees (including any such increase pursuant to any employee benefit plan);

10. purchased or entered into any contract or commitment to purchase any material quantity of raw materials or supplies, or sold or entered into any contract or commitment to sell any material quantity of property or assets;

11. made any capital expenditures or additions to property, plant or equipment or acquired any other property or assets;

12. written off or been required to write off any notes or accounts receivable;

13. written down or been required to write down any inventory;

14. entered into any collective bargaining or union contract or agreement; and

15. incurred any liability (in excess of $2,000.00) or other obligation.

(k) *Contracts and Commitments*. Sorell is not a party to any:

1. Contract or agreement (except for this Agreement) involving any liability, obligation or covenant on the part of Sorell.

2. Lease of personal property;

3. Employee bonus, stock option or stock purchase, performance unit, profit-sharing, pension, savings, retirement, health, deferred or incentive compensation, insurance or other material employee benefit plan (as defined in Section 2(3) of ERISA) or program for any of the employees, former employees or retired employees of Sorell;

4. Commitment, contract or agreement that is currently expected by the management of Sorell to result in any material loss upon completion or performance thereof;

5. Contract, agreement or commitment with any officer, employee, agent, consultant, advisor, salesman, sales representative, value added reseller, distributor or dealer, except for a management contract with Sorell's president; or

6. Employment agreement or other similar agreement.

(l) *Compliance with Law*. The operations of Sorell have been conducted in accordance with all applicable laws and regulations of all Governmental Bodies having jurisdiction over them, except for violations thereof which are not likely to have a material adverse effect on the business or financial condition of Sorell. Sorell has not received any notification of any asserted present or past failure by it to comply with any such applicable laws or regulations. Sorell has all material licenses, permits, orders or approvals from the Governmental Bodies required for the conduct of its business, and is not in material violation of any such licenses, permits, orders and approvals. All such licenses, permits, orders and approvals are in full force and effect, and no suspension or cancellation of any thereof has been threatened.

(m) *Tax Matters.*

1. Sorell (1) has filed or shall file prior to Closing all nonconsolidated and noncombined Tax Returns and all consolidated or combined Tax Returns that include only Sorell and not Tojen or its other Affiliates (for the purposes of this Section, such tax Returns shall be considered nonconsolidated and noncombined Tax Returns) required to be filed through the date hereof and has paid any Tax due through the date hereof with respect to the time periods covered by such nonconsolidated and noncombined Tax Returns and shall timely pay any such Taxes required to be paid by it after the date hereof with respect to such Tax Returns and (2) shall prepare and timely file all such nonconsolidated and noncombined Tax Returns required to be filed after the date hereof and through the Closing Date and pay all Taxes required to be paid by it with respect to the periods covered by such Tax Returns; (B) all such Tax Returns filed pursuant to clause (A) after the date hereof shall, in each case, be prepared and filed in a manner consistent in all material respects (including elections and accounting methods and conventions) with such Tax Return most recently filed in the relevant jurisdiction prior to the date hereof, except as otherwise required by law or regulation. Any such Tax Return filed or required to be filed after the date hereof shall not reflect any new elections or the adoption of any new accounting methods or conventions or other similar items, except to the extent such particular reflection or adoption is required to comply with any law or regulation. "Affiliate" of any person means any other person directly or indirectly through one or more intermediary persons, controlling, controlled by or under common control with such person. "Tax" (including, with correlative meaning, the terms "Taxes" and "Taxable") shall mean: (i)(A) any net income, gross income, gross receipts, sales, use, ad valorem, transfer, transfer gains, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, rent, recording, occupation, premium, real or personal property, intangibles, environmental or windfall profits tax, alternative or add-on minimum tax, customs duty or other tax, fee, duty, levy, impost, assessment or charge of any kind whatsoever (including but not limited to taxes assessed to real property and water and sewer rents relating thereto), together with; (B) any interest and any penalty, addition to tax or additional amount imposed by any Governmental Body (domestic or foreign) (a "Tax Authority") responsible for the imposition of any such tax and interest on such penalties, additions to tax, fines or additional amounts, in each case, with respect to any party hereto, its business or tassets (or the transfer thereof); (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of a party hereto being a member of an affiliated or combined group with any other person at any time on or prior to the date of Closing; and (iii) any liability of a party hereto for the payment of any amounts of the type described in the immediately preceding clause (i) as a result of a contractual obligation to indemnify any other person. "Tax Return" shall mean any return or report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to any Tax Authority.

2. Sorell represents that prior to Closing, all consolidated or combined Tax Returns (except those described in subparagraph (1) above) required to be filed by any person through the date hereof that are required or permitted to include the income, or reflect the activities, operations and transactions, of Sorell for any taxable period shall have been timely filed, and the income, activities, operations and transactions of Sorell shall have been properly included and reflected thereon. Sorell shall prepare and file, or cause to be prepared and filed, all such consolidated or combined Tax Returns that are

required or permitted to include the income, or reflect the activities, operations and transactions, of Sorell, with respect to any taxable year or the portion thereof ending on or prior to the Closing Date, including, without limitation, Sorell's consolidated federal income tax return for such taxable years. Prior to Closing, Sorell will timely file a consolidated federal income tax return for the taxable year ended December 31, 2006 and such return shall include and reflect the income, activities, operations and transactions of Sorell for the taxable period then ended, and hereby expressly covenants and agrees to file a consolidated federal income tax return, and to include and reflect thereon the income, activities, operations and transactions of Sorell for the taxable period through the Closing Date. All Tax Returns filed pursuant to this subparagraph (2) after the date hereof shall, in each case, to the extent that such Tax Returns specifically relate to Sorell and do not generally relate to matters affecting other members of Sorell's consolidated group, be prepared and filed in a manner consistent in all material respects (including elections and accounting methods and conventions) with the Tax Return most recently filed in the relevant jurisdictions prior to the date hereof, except as otherwise required by law or regulation. Sorell has paid or will pay all Taxes that may now or hereafter be due with respect to the taxable periods covered by such consolidated or combined Tax Returns.

3. There is no (nor has there been any request for an) agreement, waiver or consent providing for an extension of time with respect to the assessment of any Taxes attributable to Sorell, or its assets or operations and no power of attorney granted by Sorell with respect to any Tax matter is currently in force.

4. There is no action, suit, proceeding, investigation, audit, claim, demand, deficiency or additional assessment in progress, pending or threatened against or with respect to any Tax attributable to Sorell or its assets or operations.

5. All amounts required to be withheld as of the Closing Date for Taxes or otherwise have been withheld and paid when due to the appropriate agency or authority.

(n) *Borrowing and Guarantees*. Except as reflected on its financial statements for the period ended December 31, 2006, Sorell (a) does not have any indebtedness for borrowed money, (b) are not lending or committed to lend any money (except for advances to employees in the ordinary course of business), and (c) are not guarantors or sureties with respect to the obligations of any Person. Following the Spin Off and the conversion of the Convertible Debt, at the Closing, Sorell (a) will not have any indebtedness for borrowed money, (b) are not lending or committed to lend any money (except for advances to employees in the ordinary course of business), and (c) are not guarantors or sureties with respect to the obligations of any Person.

(o) *Environmental Matters.*

1. At all times prior to the date hereof, each of Sorell and its Subsidiary have complied in all material respects with applicable environmental laws, orders, regulations, rules and ordinances, the violation of which would have a material adverse effect on the business or financial condition of Sorell and its Subsidiary, taken as a whole, or which would require a payment by Sorell or its Subsidiary in excess of $10,000 in the aggregate, and which have been duly adopted, imposed or promulgated by any legislative, executive, administrative or judicial body or officer of any Governmental Body.

2. The environmental licenses, permits and authorizations that are material to the operations of Sorell and its Subsidiary, taken as a whole, are in full force and effect.

(p) *Securities Matters* As of the Closing Date, Sorell has made in a timely manner all filings (the "Filings") with the Securities and Exchange Commission (the "Commission") which it is required to make under the Securities Act of 1933, as amended, and/or under the Securities Exchange Act 1934, as amended (collectively, the "Acts"). At the time filed, each Filing complied as to form in all material respects with the applicable requirements of the Acts and the rules and regulations of the Commission thereunder and, at the time made, no Filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(q) *Disclosure.* Neither this Agreement, the Schedules hereto nor any of the Transaction Documents contain any untrue statement of a material fact with respect to Sorell and its Subsidiary, or omit to state a material fact necessary in order to make the statements contained herein or therein with respect to Sorell and its Subsidiary not misleading. Neither Sorell nor its Subsidiary has any knowledge of any events, transactions or other facts which, either individually or in the aggregate, may give rise to circumstances or conditions which would have a material adverse effect on the general affairs or the condition of business of Sorell. "Transaction Documents" shall mean, collectively, this Agreement, and each of the other agreements and instruments to be executed and delivered by all or some of the parties hereto in connection with the consummation of the transactions contemplated hereby.

7. <u>Representations of Tojen</u>. Tojen for their respective rights and interests represent and warrant as follows:

(a) *Organization; Authorization.* Tojen is a corporation duly organized, validly existing and in good standing under the laws of its country of organization with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of Tojen and this Agreement constitutes a valid and binding obligation; enforceable against in accordance with its terms. Tojen has no subsidiaries.

(b) *Capitalization.* As of the date of this Agreement, Tojen has 200 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. No shares have otherwise been registered under state or U.S. federal securities laws. As of the Closing Date, all of the issued and outstanding shares of common stock of Tojen are validly issued, fully paid and non-assessable. As of the Closing Date, except for warrants to acquire 10.5 shares of Tojen, there will not be outstanding any warrants, options or other agreements on the part of Tojen obligating any of Tojen to issue any additional shares of common or preferred stock or any of its securities of any kind. Tojen will not issue any shares of capital stock from the date of this Agreement through the Closing Date. The Escrowed Tojen Shares will be free from claims, liens or other encumbrances, except as provided under applicable federal and state securities laws;

(c) *No Conflict as to Tojen and Subsidiaries.* Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will (a) violate any provision of the articles of incorporation or organization of Tojen or any of its Subsidiaries or (b) violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any Encumbrance upon any property or assets of any of Tojen or any of its Subsidiaries under, any material agreement or commitment to which any of Tojen, any of its Subsidiaries is a party or by which any of their respective property or assets is bound, or to which any of the property or assets of any of Tojen or any of its Subsidiaries is subject, or (c) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to Tojen or any of its Subsidiaries except, in the case of violations, conflicts, defaults, terminations, accelerations or Encumbrances described in clause (b) of this Section for such matters which are not likely to have a material adverse effect on the business or financial condition of Tojen and its subsidiaries, taken as a whole.

(d) *Consents and Approvals of Governmental Authorities*. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required to be made or obtained by Tojen or any of either of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Tojen or the consummation of the transactions contemplated herein.

(e) *Other Consents*. No consent of any Person is required to be obtained by Tojen to the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated herein, including, but not limited to, consents from parties to leases or other agreements or commitments, except for any consent which the failure to obtain would not be likely to have a material adverse effect on the business and financial condition of Tojen.

(f) *Buildings, Plants and Equipment*. The buildings, plants, structures and material items of equipment and other personal property owned or leased by Tojen or its Subsidiaries are, in all respects material to the business or financial condition of Tojen and its Subsidiaries, taken as a whole, in good operating condition and repair (ordinary wear and tear excepted) and are adequate in all such respects for the purposes for which they are being used. Tojen has not received notification that it is in violation of any applicable building, zoning, anti-pollution, health, safety or other law, ordinance or regulation in respect of its buildings, plants or structures or their operations, which violation is likely to have a material adverse effect on the business or financial condition of Tojen and its Subsidiaries, taken as a whole or which would require a payment by Tojen or any of its subsidiaries in excess of $10,000 in the aggregate, and which has not been cured.

(g) *No Condemnation or Expropriation*. Neither the whole nor any portion of the property or leaseholds owned or held by Tojen or any of its Subsidiaries is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Body or other Person with or without payment of compensation therefore, which action is likely to have a material adverse effect on the business or financial condition of Tojen and its Subsidiaries, taken as a whole.

(h) *Litigation.* There is no action, suit, inquiry, proceeding or investigation by or before any court or Governmental Body pending or threatened in writing against or involving Tojen or any of its Subsidiaries which is likely to have a material adverse effect on the business or financial condition of Tojen and any of its Subsidiaries, taken as whole, or which would require a payment by Tojen or its subsidiaries in excess of $10,000 in the aggregate or which questions or challenges the validity of this Agreement. Neither Tojen nor any or its Subsidiaries is subject to any judgment, order or decree that is likely to have a material adverse effect on the business or financial condition of Tojen or any of its Subsidiaries, taken as a whole, or which would require a payment by Tojen or its Subsidiaries in excess of $10,000 in the aggregate.

(i) *Absence of Certain Changes.* From December 31, 2006, to the date hereof, neither Tojen nor any of its Subsidiaries has:

1. suffered the damage or destruction of any of its properties or assets (whether or not covered by insurance) which is materially adverse to the business or financial condition of Tojen and its Subsidiaries, taken as a whole, or made any disposition of any of its material properties or assets other than in the ordinary course of business;

2. made any change or amendment in its articles of incorporation or memorandum of understanding, or other governing instruments;

3. paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business;

4. prepaid any material obligation having a maturity of more than 90 days from the date such obligation was issued or incurred;

5. cancelled any material debts or waived any material claims or rights, except in the ordinary course of business;

6. disposed of or permitted to lapse any rights to the use of any material patent or registered trademark or copyright or other intellectual property owned or used by it;

7. granted any general increase in the compensation of officers or employees (including any such increase pursuant to any employee benefit plan);

8. purchased or entered into any contract or commitment to purchase any material quantity of raw materials or supplies, or sold or entered into any contract or commitment to sell any material quantity of property or assets, except (i) normal contracts or commitments for the purchase of, and normal purchases of, raw materials or supplies, made in the ordinary course business, (ii) normal contracts or commitments for the sale of, and normal sales of, inventory in the ordinary course of business, and (iii) other contracts, commitments, purchases or sales in the ordinary course of business;

9. made any capital expenditures or additions to property, plant or equipment or acquired any other property or assets (other than raw materials and supplies) at a cost in excess of $10,000 in the aggregate;

10. written off or been required to write off any notes or accounts receivable in an aggregate amount in excess of $10,000;

11. written down or been required to write down any inventory in an aggregate amount in excess of $10,000;

12. entered into any collective bargaining or union contract or agreement; or

13. other than the ordinary course of business, incurred any liability required by generally accepted accounting principles to be reflected on a balance sheet and material to the business or financial condition of Tojen and their subsidiaries taken as a whole.

(j) *Labor Relations*. Neither Tojen nor any of its Subsidiaries is a party to any collective bargaining agreement. Except for any matter which is not likely to have a material adverse effect on the business or financial condition of Tojen and its Subsidiaries, taken as a whole, (a) Tojen and its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, (b) there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against Tojen or any of its Subsidiaries, (c) no representation question exists respecting the employees of Tojen or any of its Subsidiaries, (d) neither Tojen nor any of its Subsidiaries has experienced any strike, work stoppage or other labor difficulty, and (e) no collective bargaining agreement relating to employees of Tojen or any of its Subsidiaries is currently being negotiated.

(k) *Compliance with Law*. The operations of Tojen and its Subsidiaries have been conducted in accordance with all applicable laws and regulations of all Governmental Bodies having jurisdiction over them, except for violations thereof which are not likely to have a material adverse effect on the business or financial condition of Tojen and its Subsidiaries, taken as a whole, or which would not require a payment by Tojen or its Subsidiaries in excess of $10,000 in the aggregate, or which have been cured. Neither Tojen nor any of its Subsidiaries has received any notification of any asserted present or past failure by it to comply with any such applicable laws or regulations. Tojen and its Subsidiaries have all material licenses, permits, orders or approvals from the Governmental Bodies required for the conduct of their businesses, and are not in material violation of any such licenses, permits, orders and approvals. All such licenses, permits, orders and approvals are in full force and effect, and no suspension or cancellation of any thereof has been threatened.

(l) *Tax Matters.*

1. Each of Tojen and its Subsidiaires (1) has filed or shall file prior to Closing all nonconsolidated and noncombined Tax Returns and all consolidated or combined Tax Returns that include only Tojen and not Sorell or its other Affiliates (for the purposes of this Section, such tax Returns shall be considered nonconsolidated and noncombined Tax Returns) required to be filed through the date hereof and will have paid any Tax due through the date hereof with respect to the time periods covered by such nonconsolidated and noncombined Tax Returns and shall timely pay any such Taxes required to be paid by it after the date hereof with respect to such Tax Returns and (2) shall prepare and timely file all such nonconsolidated and noncombined Tax Returns required to be filed after the date hereof and through the Closing Date and pay all Taxes required to be paid by it with respect to the periods covered by such Tax Returns; (B) all such Tax Returns filed pursuant to clause (A) after the date hereof shall, in each case, be prepared and filed in a manner consistent in all material respects (including elections and accounting methods and conventions) with such Tax Return most recently filed in the relevant jurisdiction prior to the date hereof, except as otherwise required by law or regulation. Any such Tax Return filed or required to be filed after the date hereof shall not reflect any new elections or the adoption of any new accounting methods or conventions or other similar items, except to the extent such particular reflection or adoption is required to comply with any law or regulation.

2. Each of Tojen and its Subsidiaries represents that prior to Closing, all consolidated or combined Tax Returns (except those described in subparagraph (1) above) required to be filed by any person through the date hereof that are required or permitted to include the income, or reflect the activities, operations and transactions, of Tojen and its Subsidiaries for any taxable period shall have been timely filed, and the income, activities, operations and transactions of Tojen and its Subsidiaries shall have been properly included and reflected thereon. Tojen and its Subsidiaries shall prepare and file, or cause to be prepared and filed, all such consolidated or combined Tax Returns that are required or permitted to include the income, or reflect the activities, operations and transactions, of Tojen and its Subsidiaries, with respect to any taxable year or the portion thereof ending on or prior to the Closing Date, including, without limitation, Tojen' and Subsidiaries' consolidated federal income tax return for such taxable years.

Prior to Closing, Tojen and its Subsidiaries will timely file a consolidated federal income tax return for the taxable year ended December 31, 2006 and such return shall include and reflect the income, activities, operations and transactions of Tojen and its Subsidiaries for the taxable period then ended, and hereby expressly covenants and agrees to file a consolidated federal income tax return, and to include and reflect thereon the income, activities, operations and transactions of Tojen and its Subsidiaries for the taxable period through the Closing Date. All Tax Returns filed pursuant to this subparagraph (2) after the date hereof shall, in each case, to the extent that such Tax Returns specifically relate to Tojen and its Subsidiaries, be prepared and filed in a manner consistent in all material respects (including elections and accounting methods and conventions) with the Tax Return most recently filed in the relevant jurisdictions prior to the date hereof, except as otherwise required by law or regulation. Each of Tojen and its Subsidiaries has paid or will pay all Taxes that may now or hereafter be due with respect to the taxable periods covered by such consolidated or combined Tax Returns.

3. All amounts required to be withheld as of the Closing Date for Taxes or otherwise have been withheld and paid when due to the appropriate agency or authority.

4. There shall be delivered or made available to Sorell at or prior to Closing true and complete copies of all income Tax Returns (or with respect to consolidated or combined returns, the portion thereof) and any other Tax Returns requested by Sorell as may be relevant to Tojen, its Subsidiaries, or their assets or operations for any and all periods ending after December 31, 2000, or for any Tax years which are subject to audit or investigation by any taxing authority or entity.

(m)

1. At all times prior to the date hereof, Tojen and its Subsidiaries have complied in all material respects with applicable environmental laws, orders, regulations, rules and ordinances, the violation of which would have a material adverse effect on the business or financial condition of Tojen and its Subsidiaries, taken as a whole, or which would require a payment by Tojen or its Subsidiaries in excess of $10,000 in the aggregate, and which have been duly adopted, imposed or promulgated by any legislative, executive, administrative or judicial body or officer of any Governmental Body.

2. The environmental licenses, permits and authorizations that are material to the operations of Tojen and its Subsidiaries, taken as a whole, are in full force and effect.

(n) *Disclosure.* Neither this Agreement, the Schedules hereto nor any of the Transaction Documents contain any untrue statement of a material fact with respect to Tojen and its Subsidiaries, or omit to state a material fact necessary in order to make the statements contained herein or therein with respect to Tojen and its Subsidiaries not misleading. Neither Tojen nor its Subsidiaries has any knowledge of any events, transactions or other facts which, either individually or in the aggregate, may give rise to circumstances or conditions which would have a material adverse effect on the general affairs or the condition of business of Tojen.

8. Stock Market Application.

Sorell is a Nevada public corporation that currently trades on the over-the-counter bulletin board. Upon completion of the Closing, Tojen agrees to seek to list the securities of the combined entities on the Nasdaq National Market System or on the American Stock

Exchange. Tojen will be responsible for any and all costs associated with such filing including applicable audit costs.

9. Indemnification.

(a) *Survival of Representations, Warranties and Covenants*. Notwithstanding any right of Tojen fully to investigate the affairs of Sorell and its Subsidiary and the rights of Sorell to fully investigate the affairs of Tojen, and notwithstanding any knowledge of facts determined or determinable by Tojen or Sorell, pursuant to such investigation or right of investigation, Tojen and Sorell, have the right to rely fully upon the representations, warranties, covenants and agreements of Sorell, and Tojen respectively, contained in this Agreement, or listed or disclosed on any Schedule hereto or in any instrument delivered in connection with or pursuant to any of the foregoing. All such representations, warranties, covenants and agreements shall survive the execution and delivery of this Agreement and the Closing hereunder. Notwithstanding the foregoing, all representations and warranties of Sorell and Tojen respectively, contained in this Agreement, on any Schedule hereto or in any instrument delivered in connection with or pursuant to this Agreement shall terminate and expire twenty four (24) months after the date of Closing; *provided, however*, that the liability of a party shall not terminate as to any specific claim or claims of the type which arise or result from or are related to a claim for fraud.

(b) *Obligation of Sorell and its Subsidiary to Indemnify.* Each of Sorell and its Subsidiary agrees to indemnify, defend and hold harmless Tojen (and their respective directors, officers, employees, Affiliates, successors and assigns) from and against all claims, losses, liabilities, regulatory actions, damages, deficiencies, judgments, settlements, costs of investigation or other expenses (including Taxes, interest, penalties and reasonable attorneys' fees and fees of other experts and disbursements and expenses incurred in enforcing this indemnification) (collectively, the "Losses") suffered or incurred by Tojen, or any of the foregoing persons arising out of any breach of the representations and warranties, covenants and agreements of Sorell contained in this Agreement or in the Schedules or any other Transaction Document.

(c) *Obligation of Tojen to Indemnify.* Tojen agrees to indemnify, defend and hold harmless Sorell (and any heirs, successor or assignee thereof) from and against any Losses suffered or incurred by Sorell arising out of any breach of the representations and warranties, covenants and agreements of Tojen contained in this Agreement or in the Schedules or any other Transaction Document.

(d) *Notice and Opportunity to Defend Third Party Claims.*   (i) Within ten (10) days following receipt by any party hereto (the "Indemnitee") of notice of any demand, claim, circumstance or Tax Audit which would or might give rise to a claim, or the commencement (or threatened commencement) of any action, proceeding or investigation that may result in Losses (an "Asserted Liability"), the Indemnitee shall give notice thereof (the "Claims Notice") to the party or parties obligated to provide indemnification pursuant to Sections 9(b), or 9(c) (collectively, the "Indemnifying Party"). The Claims Notice shall describe the Asserted Liability in reasonable detail and shall indicate the amount (estimated, if necessary, and to the extent feasible) of the Losses that has been or may be suffered by the Indemnitee.

(ii) The Indemnifying Party may elect to defend, at its own expense and with its own counsel, any Asserted Liability unless: (i) the Asserted Liability includes a claim seeking an order for injunction or other equitable or declaratory relief against the Indemnitee, in which case the Indemnitee may at its own cost and expense and at its option defend the portion of the Asserted Liability seeking equitable or declaratory relief against the Indemnitee, or (ii) the Indemnitee shall have reasonably, and in good faith, after consultation with the Indemnifying Party, concluded that: (x) there is a conflict of interest between the Indemnitee and the Indemnifying Party which could prevent or negatively influence the Indemnifying Party from impartially or adequately conducting such defense; or (y) the Indemnitee shall have one or more defenses not available to the Indemnifying Party but only to the extent such defense cannot legally be asserted by the Indemnifying Party on behalf of the Indemnitee. If the Indemnifying Party elects to defend such Asserted Liability, it shall within ten (10) days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the defense of such Asserted Liability. If the Indemnifying Party elects not to defend the Asserted Liability, is not permitted to defend the Asserted Liability by reason of the first sentence of this Section 9(d)(ii), fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement with respect to such Asserted Liability, the Indemnitee may pay, compromise or defend such Asserted Liability at the sole cost and expense of the Indemnifying Party. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnitee may settle or compromise any claim over the reasonable written objection of the other, provided that the Indemnitee may settle or compromise any claim as to which the Indemnifying Party has failed to notify the Indemnitee of its election under this Section 9(d) or as to which the Indemnifying Party is contesting its indemnification obligations hereunder. If the Indemnifying Party desires to accept a reasonable, final and complete settlement of an Asserted Liability so that such Indemnitee's Loss is paid in full and the Indemnitee refuses to consent to such settlement, then the Indemnifying Party's liability to the Indemnitee shall be limited to the amount offered in the settlement. The Indemnifying Party will exercise good faith in accepting any reasonable, final and complete settlement of an Asserted Liability. In the event the Indemnifying Party elects to defend any Asserted Liability, the Indemnitee may participate, at its own expense, in the defense of such Asserted Liability. In the event the Indemnifying Party is not permitted by the Indemnitee to defend the Asserted Liability, it may nevertheless participate at its own expense in the defense of such Asserted Liability. If the Indemnifying Party chooses to defend any Asserted Liability, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense. Any Losses of any Indemnitee for which an Indemnifying Party is liable for indemnification hereunder shall be paid upon written demand therefor.

(e) *Exclusive Remedy.* The parties agree that the indemnification provisions of this Section___ shall constitute the sole or exclusive remedy of any party in seeking damages or other monetary relief with respect to this Agreement and the Contemplated transactions, provided that, nothing herein shall be construed to limit the right of any party to seek: (i) injunctive relief for a breach of this Agreement; or (ii) legal or equitable relief for a claim for fraud.

10. Notices.

Any notice which any of the parties hereto may desire to serve upon any of the other parties hereto shall be in writing and shall be conclusively deemed to have been received by the party at its address, if mailed, postage prepaid, United States mail, registered, return receipt requested, to the following addresses:

If to Sorell	Sorell, Inc.
	Buk-Ri 35, Nama-myun
	Yongin City, Gyeonggi-do
	South Korea
	Facsimile No.: _____
	Attention: Bon Kwan Koo, Chairman and CEO
If to Tojen:	Tojen, Ltd.
	19 Sandpiper Drive
	Uttoxeter, Staffordshire
	England ST148TA
	Facsimile No.: _____
	Attn: Tom Adams, Chairman

11. Successors.

This Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives and successors and assigns of the parties.

12. Choice of Law.

This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada, and the parties submit to the exclusive jurisdiction of the courts of Nevada in respect of all disputes arising hereunder.

13. Counterparts.

This Agreement may be signed in one or more counterparts, all of which taken together shall constitute an entire agreement.

14. Confidential Information.

Each of Sorell and Tojen hereby acknowledges and agrees that all information disclosed to each other whether written or oral, relating to the other's business activities, its customer names, addresses, all operating plans, information relating to its existing services, new or envisioned products or services and the development thereof, scientific, engineering, or technical information relating to the others business, marketing or product promotional material, including brochures, product literature, plan sheets, and any and all reports generated to customers, with regard to customers, unpublished list of names, and all information relating to order processing, pricing, cost and quotations, and any and all information relating to relationships with customers, is considered confidential information, and is proprietary to, and is considered the invaluable trade secret of such party (collectively "Confidential Information"). Any disclosure of any Confidential Information by any party hereto, its employees, or representatives shall cause immediate, substantial, and irreparable harm and loss to the other. Each party understands that the other desires to keep such Confidential Information in the strictest confidence, and that such party's agreement to do so is a continuing condition of the receipt and possession of Confidential Information, and a material provision of this agreement, and a condition that shall survive the termination of this Agreement. Consequently, each party shall use Confidential Information for the sole purpose of performing its obligations as provided herein.

15. Public Announcement.

The parties shall make no public announcement concerning this agreement, their discussions or any other letters, memos or agreements between the parties relating to this agreement until such time as they agree to the contents of a mutually satisfactory press release which they intend to release on the date of execution of this Agreement. Either of the parties, but only after reasonable consultation with the other, may make disclosure if required under applicable law.

16. Entire Agreement.

This Agreement sets forth the entire agreement and understanding of the Parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understandings related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any Party hereto which is not embodied in this Agreement or the written statements, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not so set forth.

17. Costs and Expenses.

Except as otherwise specifically set forth herein, each party will bear its own attorneys, brokers, investment bankers, agents, and finders employed by, such party. The parties will indemnify each other against any claims, costs, losses, expenses or liabilities arising from any claim for commissions, finder's fees or other compensation in connection with the transactions contemplated herein which may be asserted by any person based on any agreement or arrangement for payment by the other party.

18. Attorney's Fees.

Should any action be commenced between the parties to this Agreement concerning the matters set forth in this Agreement or the right and duties of either in relation thereto, the prevailing party in such Action shall be entitled, in addition to such other relief as may be granted, to a reasonable sum as and for its Attorney's Fees and Costs.

19. Finders.

Sorell represents and warrants that there are no finders or other parties which have represented Sorell in connection with this transaction which have not been previously provided with appropriate compensation. In the event any such finders make a claim for any fee, share issuance of other compensation in connection with the transactions contemplated hereby, they shall be the sole responsibility of Sorell. Tojen represents and warrants that there are no finders or other parties which have represented Tojen in connection with this transaction. In the event any such finders make a claim for any fee, share issuance of other compensation in connection with the transactions contemplated hereby, they shall be the sole responsibility of Tojen.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

For and on behalf of: Sorell, Inc.
                              a Nevada corporation

                              By:_____
                              Bon Kwan Koo
                              Chairman and Chief Executive Officer

For and on behalf of: Tojen, Ltd.
                              a _____

                              By:_____
                              Tom Adams
                              Director

For and on behalf of Solely with respect to Sections 6 and 9:
                              [the Subsidiary]
                              a _____

                              By:_____
                              Bon Kwan Koo
                              [Title]

SCHEDULE